July 21, 2010

Office of the Chief Accountant
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Fax:  202-772-9251

Re:  IX Energy Holdings, Inc. (“the Company”)
File Reference No. 333-142076

We were previously the independent registered public accounting firm for IX Energy Holdings, Inc., and under the date April 15, 2010, we reported on the financial statements of the Company as of December 31, 2009 and 2008, and the related statements of operations, changes in stockholders’ equity (deficit) and cash flows for the years then ended.

On July 9, 2010, we informed Steven Hoffmann, Chief Executive Officer of our notice of resignation, effective the same date. We have read the Company’s statements included in Item 4.01 on Form 8-K/A (amendment no. 1) pertaining to our resignation. We agree with such statements made regarding our firm. We have no basis to agree or disagree with other statements made under Item 4.

Berman & Company, P.A.

Boca Raton, Florida